UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2017

Commission File Number 001-36202

NAVIGATOR HOLDINGS LTD.

(Exact name of Registrant as specified in its Charter)

C/O NGT Services (UK) Ltd

10 Bressenden Place

London, SW1E 5DH

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1). Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7). Yes  ☐    No  ☒

ITEM 1—INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On June 30, 2017, Navigator Gas L.L.C. ( the “Borrower”) and Navigator Holdings Ltd. (the “Company”) entered into a secured facility agreement (the “Facility Agreement”) with Nordea Bank AB (Publ), BNP Paribas, DVB Bank America N.V., ING Bank N.V., and Skandinaviska Enskilda Banken AB (Publ) (“SEB”) pursuant to which such lenders made available to the Borrower an aggregate amount of up to $160,800,000 as of the date of the Facility Agreement, subject to the terms and conditions set forth in the Facility Agreement, to refinance an existing loan facility that is due to mature in February 2018 and for general corporate and working capital purposes.

The Facility Agreement consists of a term loan facility in the sum of $100,000,000 and a revolving credit facility for $60,800,000. Obligations under the Facility Agreement are guaranteed by the Company. The Facility Agreement matures in six years, bears interest at an annual rate of U.S. LIBOR plus a margin of 2.3% and will be secured by eight of the Company’s vessels. The Facility Agreement contains certain conditions, covenants and events of default.

The description of the Facility Agreement contained in this Report on Form 6-K does not purport to be complete and is qualified in its entirety by reference to the full text of the Facility Agreement which is filed herewith as Exhibit 10.1, and incorporated herein by reference.

ITEM 2—EXHIBITS

The following exhibits are filed as part of this Report on Form 6-K:

Exhibit No.	Description

10.1	$160,800,000 Secured Facility Agreement, dated June 30, 2017, by and among Navigator Gas L.L.C as borrower, Navigator Holdings Ltd., as guarantor, and the lenders named therein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIGATOR HOLDINGS LTD.

Date: July 6, 2017	By:	/s/ Niall J Nolan
Name: Niall J Nolan
Title: Chief Financial Officer